SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE

Companhia Siderúrgica Nacional ('CSN') announces that the Board of Directors has approved, at a meeting held today, the following proposals to be submitted to the Extraordinary General Meeting to be called for this purpose:

1. split of the number of shares issued by the Company, with the purpose of increasing the liquidity of shares in the market. The split proposal sets forth that each share of capital stock will be represented by 3 shares after the stock split. The proposal also comprises the maintenance of the share/ADR (American Depositary Receipt) ratio of 1/1, meaning that each ADR will continue to be represented by one underlying share.The proposed stock split focuses on repositioning the Company's share price, in view of its significant appreciation, in a range considered to be more adequate, as well as on maintaining the attractiveness of the Company's shares for individual investors. Upon the approval of the split proposal, the custodian Itaú Corretora de Valores S.A. will take measures so as to automatically credit the new shares to the accounts of the Company's shareholders, and the depositary agent of the ADRs will be in charge of issuing new ADRs and its distribution.

2. cancellation of 4,000,000 shares currently held in treasury, without decreasing the capital stock.

3. Ratification, pursuant to article 256, paragraph 1 of Law 6,404/76, of the acquisition of the control of Companhia de Fomento Mineral e Participações Ltda.

In addition, the Board of Directors approved a new share repurchase program, which will be implemented by the Company's Executive Board as of the date when the General Meeting resolves on the cancellation of a portion of shares currently held in treasury.

Rio de Janeiro, December 21, 2007

Companhia Siderúrgica Nacional
Benjamin Steinbruch
Investor Relations Officer

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.